COLUMBUS McKINNON CORPORATION
205 CROSSPOINT PARKWAY
GETZVILLE, NEW YORK 14068
August 16, 2016
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Caleb French

Re:	Columbus McKinnon Corporation (Registrant)
Crane Equipment & Service Inc. (Additional Registrant)
Magnetek, Inc. (Additional Registrant)
Unified Industries, Inc.(Additional Registrant)
Yale Industrial Products, Inc. (Additional Registrant)
Registration Statement on Form S-3 (File No. 333-212862)

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration Nos. 333-212862) (the “Registration Statement”) of Columbus McKinnon Corporation, Magnetek, Inc., a Delaware corporation, Unified Industries, Inc., a Michigan corporation and Yale Industrial Products, Inc., a Delaware corporation (individually, a “Company” and, collectively, the “Companies”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on August 18, 2016, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hodgson Russ LLP, by calling Robert J. Olivieri at (716) 856-4000.
In connection with the foregoing, Each Company acknowledges the following:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve such Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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such Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact Robert J. Olivieri at (716) 856-4000, of Hodgson Russ LLP. Thank you in advance for your consideration.

Very truly yours,

COLUMBUS MCKINNON CORPORATION

By:	/s/ Alan S. Korman
	Name:	Alan S. Korman
	Title:	Vice President, General Counsel and Corporate Secretary

MAGNETEK, INC.

By:	/s/ Alan S. Korman
	Name:	Alan S. Korman
	Title:	Secretary

UNIFIED INDUSTRIES, INC.

By:	/s/ Alan S. Korman
	Name:	Alan S. Korman
	Title:	Secretary

YALE INDUSTRIAL PRODUCTS, INC.

By:	/s/ Alan S. Korman
	Name:	Alan S. Korman
	Title:	Secretary

cc:	Robert J. Olivieri, Hodgson Russ LLP